

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Arturo Rodriguez
Chief Financial Officer
Aterian, Inc.
37 East 18th Street, 7th Floor
New York, New York 10003

> **Re: Aterian, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 16, 2021**
> **File No. 001-38937**

Dear Mr. Rodriguez:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing